                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           priceline.com Incorporated
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.008 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    741503106
                                    ---------
                                 (CUSIP Number)

                                   Edith Shih
                            Hutchison Whampoa Limited
                           22nd Floor, Hutchison House
                                10 Harcourt Road
                                    Hong Kong
                                 (852-2128-1188)

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                                    Suite 701
                          Edinburgh Tower, The Landmark
                             15 Queen's Road Central
                                    Hong Kong
                                 (852-2509-7000)

                                   ----------

                                  July 6, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     HUTCHISON WHAMPOA LIMITED - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]


----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY


----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]


----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong

----------------------------------- ------- ---------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER

              SHARES                                 - 0 -

           BENEFICIALLY             ------- ---------------------------------------------------------------------------
                                      8     SHARED VOTING POWER
           OWNED BY EACH
                                                     30,060,633
             REPORTING
                                    ------- ---------------------------------------------------------------------------
            PERSON WITH               9     SOLE DISPOSITIVE POWER

                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER


                                                     30,060,633

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     30,060,633

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.3%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO

----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     FORTHCOMING ERA LIMITED - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]


----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY



----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]



----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

----------------------------------- ------- ---------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
             NUMBER OF
                                                     - 0 -
              SHARES
                                    ------- ---------------------------------------------------------------------------
           BENEFICIALLY               8     SHARED VOTING POWER

           OWNED BY EACH                             17,546,622

             REPORTING              ------- ---------------------------------------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                     17,546,622

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]



----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ULTIMATE PIONEER LIMITED - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]


----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY



----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]



----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

----------------------------------- ------- ---------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
            NUMBER OF
                                                     - 0 -
              SHARES
                                    ------- ---------------------------------------------------------------------------
           BENEFICIALLY               8     SHARED VOTING POWER

           OWNED BY EACH                             12,514,011

             REPORTING              ------- ---------------------------------------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                     12,514,011

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     12,514,011

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]



----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.9%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY



----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]



----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong

----------------------------------- ------- ---------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER

              SHARES                                 - 0 -

           BENEFICIALLY             ------- ---------------------------------------------------------------------------
                                      8     SHARED VOTING POWER
           OWNED BY EACH
                                                     60,121,267 (including shares disclaimed, see 11 below)
             REPORTING
                                    ------- ---------------------------------------------------------------------------
            PERSON WITH               9     SOLE DISPOSITIVE POWER

                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                     60,121,267 (including shares disclaimed, see 11 below)

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            60,121,267, of which Cheung Kong expressly disclaims beneficial ownership of 30,060,633 shares beneficially owned by Hutchison
            Whampoa Limited

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [X]



----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.6%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO

----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Prime Pro Group Limited - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]


----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY



----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]



----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

----------------------------------- ------- ---------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER

              SHARES                                 - 0 -

           BENEFICIALLY             ------- ---------------------------------------------------------------------------
                                      8     SHARED VOTING POWER
           OWNED BY EACH
                                                     17,546,622
             REPORTING
                                    ------- ---------------------------------------------------------------------------
            PERSON WITH               9     SOLE DISPOSITIVE POWER

                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                     17,546,622

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]



----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.3%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     POTTON RESOURCES LIMITED - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]


----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY



----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]



----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

----------------------------------- ------- ---------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
            NUMBER OF
                                                     - 0 -
              SHARES
                                    ------- ---------------------------------------------------------------------------
           BENEFICIALLY               8     SHARED VOTING POWER

           OWNED BY EACH                             12,514,012

             REPORTING              ------- ---------------------------------------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                     12,514,012

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     12,514,012

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]



----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.9%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- -----------------------------------------------------------------------------------------------------------

          This statement constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 26, 2001, as amended by Amendment No. 1 on June 11, 2001, and is filed by Hutchison Whampoa Limited, a Hong Kong company ("HWL"); Forthcoming Era Limited ("FEL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Ultimate Pioneer Limited ("UPL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company and a 49.97% shareholder of HWL; Prime Pro Group Limited ("PPG"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; and Potton Resources Limited ("PRL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong. Such Schedule 13D relates to the common stock, par value $0.008 per share ("Common Stock") of priceline.com Incorporated, a Delaware corporation (the "Issuer"). Terms defined in the Schedule 13D previously filed have the same meanings in this Amendment.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended by adding the following:

          The total purchase price of the 12,514,011 shares purchased by UPL pursuant to the New Stock Purchase Agreement (as defined in Item 6) is US$54,686,228.07. The funds for UPL's purchase are provided by HWL from working capital.

          The total purchase price of the 12,514,012 shares purchased by PRL pursuant to the New Stock Purchase Agreement (as defined in Item 6) is US$54,686,232.44. The funds for PRL's purchase are provided by Cheung Kong from working capital.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          HWL, FEL, UPL, Cheung Kong, PPG and PRL currently own the shares of Common Stock reported herein for investment purposes only. Each of HWL, FEL, UPL, Cheung Kong, PPG and PRL intends to review from time to time its ownership of such shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Common Stock.

          Other than as disclosed in this Item 4 and Item 6, HWL, FEL, UPL, Cheung Kong, PPG and PRL filing this Schedule have no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) A material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person;

     (g) Causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) Causing securities of the Issuer to be eligible for termination of registration pursuant to the Exchange Act, or any other similar action; or

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) HWL, through its ownership of FEL and UPL, beneficially owns an aggregate of 30,060,633 shares of Common Stock, representing approximately 14.3% of the outstanding Common Stock based on the 210,345,478 shares of Common Stock (representing shares of Common Stock outstanding as of July 6, 2001), and has shared power over the voting and disposition of such shares.

          FEL beneficially owns 17,546,622 shares of Common Stock, representing approximately 8.3% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

          UPL beneficially owns 12,514,011 shares of Common Stock, representing approximately 5.9% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

          PPG beneficially owns 17,546,622 shares of Common Stock, representing approximately 8.3% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

          PRL beneficially owns 12,514,012 shares of Common Stock, representing approximately 5.9% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

          Cheung Kong, through its ownership of PPG and PRL, beneficially owns an aggregate of 30,060,634 shares of Common Stock, representing approximately 14.3% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock owned by HWL, FEL and UPL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

          Ian Wade, the designee of FEL to the Issuer's Board of Directors, was granted options to purchase 40,000 shares of Common Stock, which are not exercisable within 60 days and therefore not included in the shares reported above. Dominic Kai Ming Lai, the designee of FEL and UPL to the Issuer's Board of Directors, and Edmond Tak Chuen Ip, the designee of PPG and PRL, each were granted options to purchase 20,000 shares of Common Stock, which are not exercisable within 60 days and therefore not included in the shares reported above.

          Except as described in this Item 5 and Item 6, none of HWL, FEL, UPL, Cheung Kong, PPG or PRL, nor, to the best knowledge of HWL, FEL, UPL, Cheung Kong, PPG and PRL, any executive officer or director of HWL, FEL, UPL, Cheung Kong, PPG or PRL, (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as set forth herein, none of HWL, FEL, UPL, Cheung Kong, PPG or PRL, nor, to the best knowledge of HWL, FEL, UPL, Cheung Kong, PPG and PRL, any executive officer or director of HWL, FEL, UPL, Cheung Kong, PPG or PRL, has effected any transaction in shares of the Common Stock, or securities convertible into shares of the Common Stock, during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------


          Item 6 of the Schedule 13D is hereby amended by adding the following:

          On June 5, 2001, UPL and PRL entered into a stock purchase agreement with Jay S. Walker and The Jay S. Walker Irrevocable Credit Trust (the "New Stock Purchase Agreement"), which provides for the purchase of 18,221,686 and 6,806,337 shares of Common Stock from Jay S. Walker and The Jay S. Walker Irrevocable Credit Trust, respectively, at a price of US$4.37 per share. On July 6, 2001, the closing of the transactions contemplated in the New Stock Purchase Agreement, UPL purchased 12,514,011 shares of Common Stock and PRL purchased 12,514,012 shares of Common Stock for an aggregate of 25,028,023 shares of Common Stock and an aggregate consideration of US$109,372,460.51.

          Concurrently with entering into the New Stock Purchase Agreement, UPL, PRL, FEL, PPG and the Issuer entered into a stockholders' agreement, dated as of June 5, 2001 (the "Stockholders' Agreement"), pursuant to which certain provisions of the Issuer Stock Purchase Agreement and the Registration Rights Agreement were amended. The amendments took effect on July 6, 2001, the closing of the transactions contemplated in the New Stock Purchase Agreement, and they are as follows:

          UPL, PRL, FEL and PPG are entitled to designate three nominees (including the designee of FEL elected to the Issuer's Board of Directors pursuant to the Issuer Stock Purchase Agreement) to the Issuer's Board of Directors so long as they own beneficially at least 20% of the 206,433,004 shares of Common Stock (including shares of Common Stock outstanding as of May 31, 2001 and shares upon the exercise of certain options by Jay S. Walker), subject to adjustment for stock splits or combination of shares and dividends of Common Stock issued pro rata to all holders of Common Stock for no consideration. UPL, PRL, FEL and PPG are entitled to designate only two nominees or one nominee to the Issuer's Board of Directors if collectively their beneficial ownership in the Issuer is less than 20% but at least 10% or less than 10% but at least 5%, respectively, of the 206,433,004 shares of Common Stock, subject to same adjustments as referred to above.

          Without the prior written consent of the Issuer's Board of Directors, and subject to certain other exceptions, UPL, PRL, FEL and PPG will not (and will cause their affiliates not to) acquire or propose to acquire additional securities which would result in they and their affiliates owning more than 32.5% of the outstanding capital stock of the Issuer on a fully diluted basis, or take or propose to take certain actions, including a merger or other business combination involving the Issuer, a purchase of a material portion of the Issuer's assets, a proxy contest, a voting arrangement or a tender or exchange offer, which could relate to a potential change of control of the Issuer.

          The Registration Rights Agreement is amended to include UPL and PRL as parties to the agreement. UPL and PRL are also granted certain demand and piggyback registration rights for their newly purchased shares of Common Stock, exercisable at any time after the closing under the New Stock Purchase Agreement, except in certain circumstances.

          The descriptions of the New Stock Purchase Agreement and the Stockholders' Agreement contained herein are subject to, and qualified in their entirety by reference to, the New Stock Purchase Agreement and the Stockholders' Agreement, each of which was filed as an exhibit to the Amendment No. 1 to
Schedule 13D.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  July 10, 2001

                                            FOR AND ON BEHALF OF
                                            HUTCHISON WHAMPOA LIMITED


                                            By: /s/ Susan Chow
                                                --------------------------------
                                                Name:  Susan Chow
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            FORTHCOMING ERA LIMITED


                                            By: /s/ Susan Chow
                                                --------------------------------
                                                Name:  Susan Chow
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            ULTIMATE PIONEER LIMITED


                                            By: /s/ Susan Chow
                                                --------------------------------
                                                Name:  Susan Chow
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            CHEUNG KONG (HOLDINGS) LIMITED


                                            By: /s/ Ip Tak Chuen, Edmond
                                                -------------------------------
                                                Name:  Ip Tak Chuen, Edmond
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            PRIME PRO GROUP LIMITED


                                            By: /s/ Ip Tak Chuen, Edmond
                                                ---------------------------
                                                Name:  Ip Tak Chuen, Edmond
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            POTTON RESOURCES LIMITED


                                            By: /s/ Ip Tak Chuen, Edmond
                                                ---------------------------
                                                Name:  Ip Tak Chuen, Edmond
                                                Title:  Director